UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: November 30, 2016	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Major Resolutions of the Meeting of ChipMOS Board of Directors

On November 30, 2016, ChipMOS TECHNOLOGIES INC. (“ChipMOS”, “ChipMOS Taiwan” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held a meeting of its Board of Directors (the “Board”), at which time the following matters were resolved, and public announcements were issued in Taiwan regarding such resolutions:

(1)	Termination of the private placement plan to issue 299,252,000 common shares and of the transaction documents previously entered into with Tsinghua Unigroup Ltd. and Tibet MaoYeChuangXin Investment LTD., respectively, by mutual agreement.

(2)	Authorization of its subsidiary, ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”), to sell and transfer 54.9758% of the equity interests of ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”), and to reinvest the proceeds in the increase of capital of ChipMOS Shanghai.

(3)	Appointment of director, supervisor and president to ChipMOS Shanghai, and the approval of release from the restrictions of officers from engaging in competitive activities pursuant to Article 32 of Taiwan’s Company Act, and from the restrictions of directors from engaging in competitive activities pending approval of the shareholders’ meeting of ChipMOS.

On matter (1), ChipMOS previously planned to issue 299,252,000 common shares through a private placement plan to Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”) which was approved at the company’s Extraordinary Shareholders’ Meeting held on January 28, 2016. After amicable negotiation between ChipMOS and Tsinghua Unigroup, all parties have mutually agreed to terminate the Share Subscription Agreement and Strategic Alliance Agreement by entering into a Termination Agreement. On matter (2), the Board resolved that ChipMOS BVI, a wholly owned subsidiary of ChipMOS Taiwan, will sell 54.9758% of the equity interests of ChipMOS Shanghai (previously a wholly owned subsidiary of ChipMOS BVI) to strategic investors, namely, Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Investment Management Ltd., Accretech (China) Co., Ltd., the limited partnership owned by ChipMOS Shanghai’s employees, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership) (collectively, the “Purchasers”), Mr. Chao-Jung Tsai, Mr. Shih-Jye Cheng, Mr. Shou-Kang Chen and Mr. David W. Wang for an aggregate purchase price of approximately RMB 498.4 million. The sale of the 54.9758% equity interests is expected to result in a gain of approximately NT$2,288 million to the Company. After the sale of equity interests of ChipMOS Shanghai by ChipMOS BVI, ChipMOS BVI will own 45.0242% of the equity interests in ChipMOS Shanghai. ChipMOS BVI will, after deducting the amounts retained for the management costs and operation capital of ChipMOS BVI, reinvest the proceeds of approximately RMB 483.6 million to ChipMOS Shanghai in a capital increase conducted by ChipMOS Shanghai with the Purchasers in accordance with their respective shareholding ratio at ChipMOS Shanghai in order to form a joint venture with the strategic purchasers. ChipMOS Shanghai is expected to gain additional cash of approximately RMB 1,074.0 million from a capital increase after the deal closes.

On matter (3), the Board resolved to appoint director, supervisor and president of ChipMOS Shanghai. The Board further resolved the release from the restrictions of officers from engaging in competitive activities: (i) Mr. Shih-Jye Cheng, Chairman and President of the Company, as the Director and Deputy Chairman of ChipMOS Shanghai, (ii) Mr. Shou-Kang Chen, Vice President of ChipMOS, as the Supervisor of ChipMOS Shanghai, and (iii) Mr. Paul Yang, Vice President of ChipMOS, as the President of ChipMOS Shanghai. Under Article 32 of Taiwan’s Company Act, a managerial officer of a company shall not concurrently act as a managerial officer of another company, nor shall he/she engage, for his/her benefit or for any other, in any business which is the same as that of the company appoints him/her, unless otherwise approved by the Board. As ChipMOS Shanghai is engaging in assembly and testing, and processing services for semiconductors (silicon and compound semiconductor) and integrated circuits (including sub-systems and modules), technology development, technical services, and sales of the products manufactured by the Company (operations subject to any approval according to the laws may not be carried out unless such approval is issued by the competent authority), the Board further resolved pursuant to Article 32 of Taiwan’s Company Act to release Mr. Shih-Jye Cheng, Mr. Shou-Kang Chen, and Mr. Paul Yang from the restrictions of officers from engaging in the competitive activities conducted by ChipMOS Shanghai. Further, as Mr. Shih-Jye Cheng is also a Director of the Company, the Board further resolved to release Mr. Shih-Jye Cheng from the restrictions of directors from engaging in competitive activities conducted by ChipMOS Shanghai, pending approval of the shareholders’ meeting of ChipMOS. Under Paragraph 1, Article 209 of Taiwan’s Company Act, a director who engages in businesses on behalf of another person that is within the scope of the company’s business shall explain to the shareholders’ meeting the essential contents of such an act and obtain the approval of the shareholders’ meeting.